Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

At its November 17, 2016 meeting, the Board of Trustees of Voya Mutual Funds (“VMF”) approved the establishment of Voya Global Corporate Leaders® 100 Fund and Voya Global High Dividend Low Volatility Fund (each a “Fund” and collectively the “Funds”) and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to VMF’s registration statement registering shares of the Funds. In addition, at its November 17, 2016 meeting, the Board approved the requisite plans, agreements, and other routine matters with respect to the establishment of the Funds.